UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

WEBSTER FINANCIAL CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock	947890307
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Harriet Munrett Wolfe, Esq.

Executive Vice President, General Counsel and Secretary

Webster Financial Corporation

Webster Plaza

145 Bank Street

Waterbury, Connecticut 06702

(203) 465-4364

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Stuart G. Stein, Esq.

Daniel Keating, Esq.

Hogan & Hartson L.L.P.

555 Thirteenth Street, N.W.

Washington, D.C. 20004-1109

(202) 637-8575

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$109,020,275	$6,084

*	Estimated solely for the purpose of calculating the registration fee and equal to the sum of the product of (a) 224,900 shares of the registrant’s 8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock proposed to be exchanged and (b) $484.75 which is the average of the high and low price for such preferred stock on the OTC Bulletin Board on May 21, 2009.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $55.80 for each $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to an offer by Webster Financial Corporation, a Delaware corporation (the “Company”), to exchange a number of validly tendered and accepted shares of its 8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock (the “Preferred Stock”) for a number of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), plus cash, on the terms and subject to the conditions described in the Offer to Exchange, dated May 28, 2009 (the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer. In connection with the Exchange Offer, we are also offering to exchange a number of shares of Common Stock for a number of validly tendered and accepted shares of the 7.65% Fixed to Floating Rate Trust Preferred Securities (the “Trust Preferred Securities,” and together with the Preferred Stock, the “Securities”) of Webster Capital Trust IV (the “Trust”), guaranteed by the Company. The terms and conditions of the Exchange Offer are set forth in the Offer to Exchange and the accompanying Letter of Transmittal, which are attached as exhibit (a)(1)(A) hereto.

The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

As of May 27, 2009, there were 224,900 shares of the Company’s 8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock and 200,000 of the Trust’s 7.65% Fixed to Floating Rate Trust Preferred Securities outstanding.

The information set forth in the Offer to Exchange, including the accompanying Letter of Transmittal attached as Annex A thereto, is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Exchange in the section entitled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the issuer is Webster Financial Corporation, and the address of its principal executive office is Webster Plaza, 145 Bank Street, Waterbury, Connecticut 06702. Its telephone number is (203) 465-4364.

(b) Securities.

The subject class of securities is the Company’s Preferred Stock. As of May 27, 2009, there were 224,900 shares of the Company’s Preferred Stock outstanding. The information set forth in the Offer to Exchange in the section entitled “Description of Preferred Stock” is incorporated herein by reference.

(c) Trading Market and Price.

The Preferred Stock is not listed on any securities exchange or included in any automated quotation system, but the Preferred Stock is quoted on the Over the Counter Bulletin Board under the symbol “WSRFP.OB.” The information set forth in the Offer to Exchange in the section entitled “Market Price, Dividend and Distribution Information—Market Price of and Dividends on the Preferred Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing person, Webster Financial Corporation, is the issuer of the Preferred Stock. The information set forth in Item 2(a) above is incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company. No single person or group of persons controls the Company.

Name	Position
James C. Smith	Chairman, Chief Executive Officer and Director

Gerald P. Plush	Senior Executive Vice President and Chief Financial Officer, Chief Risk Officer

Jeffrey N. Brown	Executive Vice President and Chief Administrative Officer

Joseph J. Savage	Executive Vice President, Commercial Banking

Nitin J. Mhatre	Executive Vice President, Consumer Finance

Harriet Munrett Wolfe, Esq.	Executive Vice President, General Counsel and Corporate Secretary

Michelle M. Crecca	Executive Vice President and Chief Marketing Officer

Douglas O. Hart	Executive Vice President and Chief Accounting Officer

Robert A. Finkenzeller	Director

Laurence C. Morse	Director

Joel S. Becker	Director

John J. Crawford	Lead Director

Mark Pettie	Director

C. Michael Jacobi	Director

Karen R. Osar	Director

The address and telephone number of each director and executive officer set forth above is: c/o Webster Financial Corporation, Webster Plaza, 145 Bank Street, Waterbury, Connecticut 06702, (203) 465-4364.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange in the sections entitled “Summary,” “The Exchange Offer,” “Comparison of Rights Between the Preferred Stock and Our Common Stock,” “Description of Common Stock,” “Description of Preferred Stock” and “Material United States Federal Income Tax Considerations,” as well as the information set forth in the related Letter of Transmittal, is incorporated herein by reference.

(b) Purchases.

John J. Crawford, one of the Company’s directors, owns 200 shares of the Company’s Preferred Stock. Other than these shares, which may be purchased by the Company in the exchange offer if tendered by Mr. Crawford, to the knowledge of the Company, based on reasonable inquiry, none of the Company’s Preferred Stock is to be purchased from any officer, director or affiliate of the Company. The information set forth in the Offer to Exchange in the section entitled “The Exchange Offer—Security Ownership” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange in the sections entitled “Description of Common Stock” and “Description of the Preferred Stock” is also incorporated herein by reference.

Agreements involving the Company’s Preferred Stock:

•

Underwriting Agreement dated June 5, 2008, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the several underwriters (filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K on June 11, 2008).

•

Certificate of Designations establishing the rights of the Company’s Series A Preferred Stock being registered pursuant to the Company’s registration statement on Form S-3 (333-114091) (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K on June 11, 2008).

•

Specimen certificate evidencing shares of the Company’s Series A Preferred Stock being registered pursuant to the Company’s registration statement on Form S-3 (333-114091) (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K on June 11, 2008).

Agreements involving the Company’s other securities:

•

Junior Subordinated Indenture, dated as of June 20, 2007, between the Company and The Bank of New York, as Trustee, in connection with the Company’s Trust Preferred Securities (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2007 and incorporated herein by reference).

•

First Supplemental Indenture, dated as of June 20, 2007, between the Company and The Bank of New York, as Trustee , in connection with the Company’s Trust Preferred Securities (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2007 and incorporated herein by reference).

•

Amended and Restated Trust Agreement, dated as of June 20, 2007, by and among the Company, The Bank of New York, as Property Trustee, The Bank of New York (Delaware Trustee) and the Administrative Trustees named therein, in connection with the Company’s Trust Preferred Securities (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2007 and incorporated herein by reference).

•

Guarantee Agreement, dated as of June 20, 2007, between the Company and The Bank of New York, as Guarantee Trustee, in connection with the Company’s Trust Preferred Securities (filed as Exhibit 4.6 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2007 and incorporated herein by reference).

•

Replacement Capital Covenant, dated as of June 20, 2007, in connection with the Company’s Trust Preferred Securities (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2007 and incorporated herein by reference).

•

Certificate of Designations establishing the rights of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 24, 2008 and incorporated herein by reference).

•

Specimen common stock certificate (filed as Exhibit 4.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 10, 2006 and incorporated herein by reference).

•

Form of specimen stock certificate for the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 24, 2008 and incorporated herein by reference).

•

Junior Subordinated Indenture, dated as of January 29, 1997, between the Company and The Bank of New York, as trustee, relating to the Company’s Junior Subordinated Deferrable Interest Debentures (filed as Exhibit 10.41 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and incorporated herein by reference).

•

Senior Indenture, dated as of April 12, 2004, between the Company and The Bank of New York, as trustee, (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2004, and incorporated herein by reference).

•

Supplemental Indenture, dated as of April 12, 2004, between the Company and The Bank of New York, as trustee, relating to the Company’s 5.125% Senior Notes due April 15, 2014 (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2004, and incorporated herein by reference).

•	Warrant to purchase shares of Company common stock (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 24, 2008 and incorporated herein by reference).

•	Mechanics Savings Bank 1996 Officer Stock Plan (filed as Exhibit 10.1 of MECH Financial, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference).

•

Amendment No. 1 to Mechanics Savings Bank 1996 Officer Stock Option Plan (filed as Exhibit 4.1 (b) of MECH Financial Inc.’s Registration Statement on Form S-8 as filed with the SEC on April 2, 1998 and incorporated herein by reference).

•

Mechanics Savings Bank 1996 Director Stock Option Plan (filed as Exhibit 10.2 of MECH Financial, Inc.’s Annual Report on Form 10-K filed with the SEC on March 30, 1998 and incorporated herein by reference).

•

Amendment No. 1 to Mechanics Savings Bank 1996 Director Stock Option Plan (filed as Exhibit 4.2 (b) of MECH Financial, Inc.’s Registration Statement on Form S-8 as filed with the SEC on April 2, 1998 and incorporated herein by reference).

•

New England Community Bancorp, Inc., 1997 Non-Officer’s Directors’ Stock Option Plan (filed as Exhibit 4.1 of New England Community Bancorp, Inc.’s Registration Statement on Form S-8 as filed with the SEC on October 6, 1998 and incorporated herein by reference).

•	Amended and Restated 1992 Stock Option Plan (filed as Annex A to the Company’s definitive proxy materials for the Company’s 2007 Annual Meeting of Shareholders and incorporated herein by reference).

•

Amended and Restated Deferred Compensation Plan for Directors and Officers of Webster Bank effective January 1, 2005 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 31, 2007 and incorporated herein by reference).

•	2001 Directors Retainer Fees Plan (filed as Exhibit A to the Company’s Definitive Proxy Statement filed with the SEC on March 21, 2001 and incorporated herein by reference).

•

Supplemental Retirement Plan for Employees of Webster Bank, as amended and restated effective January 1, 2005 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on December 21, 2007 and incorporated herein by reference).

•

Qualified Performance-Based Compensation Plan (filed as Exhibit A to the Company’s definitive proxy materials for the Company’s 2008 Annual Meeting of Shareholders and incorporated herein by reference).

•	Employee Stock Purchase Plan (filed as Appendix A to Webster’s Definitive Proxy Statement filed with the SEC on March 23, 2000 and incorporated herein by reference).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange in the sections entitled “Summary—Purpose of the Exchange Offer” and “The Exchange Offer––Purpose of Offering” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange in the sections entitled “Summary—Summary Terms of the Exchange Offer—Consequences of Failure to Exchange the Securities,” “Use of Proceeds” and “The Exchange Offer—Consequences of Failure to Exchange Shares of Preferred Stock and Trust Preferred Securities” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange in the sections entitled “Summary—Purpose of the Exchange Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The Company is funding the cash portion of the offer consideration through use of its cash on hand. The information set forth in the Offer to Exchange in the sections entitled “Summary—Summary Terms of the Exchange Offer—Consideration Offered in the Exchange Offer” and “The Exchange Offer—Purpose of Offering” is incorporated herein by reference.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in the Securities of the Subject Company.

(a) Securities Ownership.

John J. Crawford, one of the Company’s directors, owns 200 shares of the Company’s Preferred Stock. None of the Company’s Preferred Stock is owned by any other director or officer of the Company. The information set forth in the Offer to Exchange in the section entitled “The Exchange Offer—Security Ownership” is incorporated herein by reference.

(b) Securities Transactions.

None of the Company or the Company’s executive officers or directors have effected any transactions with respect to the Company’s Preferred Stock within the 60 day period prior to May 28, 2009. The information set forth in the Offer to Exchange in the section entitled “The Exchange Offer—Security Ownership” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

For information regarding the Exchange Agent, the Information Agent and Financial Advisors, see the information set forth in the Offer to Exchange under the captions “The Exchange Offer—Exchange Agent,” “The Exchange Offer—Information Agent” and “The Exchange Offer—Financial Advisors,” which is incorporated herein by reference. No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the offer, other than certain employees of the Company, none of whom will receive any special or additional compensation in connection with the offer beyond their normal compensation. See the information set forth in the Offer to Exchange under the captions “Questions and Answers about the Exchange Offer” and “The Exchange Offer—No Recommendation,” which is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in the Offer to Exchange in the sections entitled “Where You Can Find More Information,” “Selected Consolidated Financial Data,” and “Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Quarterly Report on Form 10-Q for the three month period ended March 31, 2009 is incorporated herein by reference and can be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange in the sections entitled “The Exchange Offer—Conditions of the Exchange Offer,” and “Summary—Summary Terms of the Exchange Offer—Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information.

The information set forth in the Offer to Exchange and the accompanying Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Exchange, dated May 28, 2009, and related Letter of Transmittal.

(a)(1)(B)*	Press Release, dated May 28, 2009.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Underwriting Agreement dated June 5, 2008, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the several underwriters (filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K on June 11, 2008).

(d)(2)	Certificate of Designations establishing the rights of the Company’s Series A Preferred Stock being registered pursuant to the Company’s registration statement on Form S-3 (333-114091) (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K on June 11, 2008).

(d)(3)	Specimen certificate evidencing shares of the Company’s Series A Preferred Stock being registered pursuant to the Company’s registration statement on Form S-3 (333-114091) (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K on June 11, 2008).

(d)(4)	Certificate of Designations establishing the rights of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 24, 2008 and incorporated herein by reference).

(d)(5)	Specimen common stock certificate (filed as Exhibit 4.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 10, 2006 and incorporated herein by reference).

(d)(6)	Form of specimen stock certificate for the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 24, 2008 and incorporated herein by reference).

(d)(7)	Junior Subordinated Indenture, dated as of January 29, 1997, between the Company and The Bank of New York, as trustee, relating to the Company’s Junior Subordinated Deferrable Interest Debentures (filed as Exhibit 10.41 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and incorporated herein by reference).

(d)(8)	Senior Indenture, dated as of April 12, 2004, between the Company and The Bank of New York, as trustee, (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2004, and incorporated herein by reference).

(d)(9)	Supplemental Indenture, dated as of April 12, 2004, between the Company and The Bank of New York, as trustee, relating to the Company’s 5.125% Senior Notes due April 15, 2014 (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2004, and incorporated herein by reference).

(d)(10)	Junior Subordinated Indenture, dated as of June 20, 2007, between the Company and The Bank of New York, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2007 and incorporated herein by reference).

(d)(11)	First Supplemental Indenture, dated as of June 20, 2007, between the Company and The Bank of New York, as Trustee (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2007 and incorporated herein by reference).

(d)(12)	Amended and Restated Trust Agreement, dated as of June 20, 2007, by and among the Company, The Bank of New York, as Property Trustee, The Bank of New York (Delaware Trustee and the Administrative Trustees named therein (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2007 and incorporated herein by reference).

(d)(13)	Guarantee Agreement, dated as of June 20, 2007, between the Company and The Bank of New York, as Guarantee Trustee (filed as Exhibit 4.6 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2007 and incorporated herein by reference).

(d)(14)	Replacement Capital Covenant, dated as of June 20, 2007 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2007 and incorporated herein by reference).

(d)(15)	Warrant to purchase shares of Company common stock (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 24, 2008 and incorporated herein by reference).

(d)(16)	Mechanics Savings Bank 1996 Officer Stock Plan (filed as Exhibit 10.1 of MECH Financial, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference).

(d)(17)	Amendment No. 1 to Mechanics Savings Bank 1996 Officer Stock Option Plan (filed as Exhibit 4.1 (b) of MECH Financial Inc.’s Registration Statement on Form S-8 as filed with the SEC on April 2, 1998 and incorporated herein by reference).

(d)(18)	Mechanics Savings Bank 1996 Director Stock Option Plan (filed as Exhibit 10.2 of MECH Financial, Inc.’s Annual Report on Form 10-K filed with the SEC on March 30, 1998 and incorporated herein by reference).

(d)(19)	Amendment No. 1 to Mechanics Savings Bank 1996 Director Stock Option Plan (filed as Exhibit 4.2 (b) of MECH Financial, Inc.’s Registration Statement on Form S-8 as filed with the SEC on April 2, 1998 and incorporated herein by reference).

(d)(20)	New England Community Bancorp, Inc., 1997 Non-Officer’s Directors’ Stock Option Plan (filed as Exhibit 4.1 of New England Community Bancorp, Inc.’s Registration Statement on Form S-8 as filed with the SEC on October 6, 1998 and incorporated herein by reference).

(d)(21)	Amended and Restated 1992 Stock Option Plan (filed as Annex A to the Company’s definitive proxy materials for the Company’s 2007 Annual Meeting of Shareholders and incorporated herein by reference).

(d)(22)	Amended and Restated Deferred Compensation Plan for Directors and Officers of Webster Bank effective January 1, 2005 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 31, 2007 and incorporated herein by reference).

(d)(23)	2001 Directors Retainer Fees Plan (filed as Exhibit A to the Company’s Definitive Proxy Statement filed with the SEC on March 21, 2001 and incorporated herein by reference).

(d)(24)	Supplemental Retirement Plan for Employees of Webster Bank, as amended and restated effective January 1, 2005 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on December 21, 2007 and incorporated herein by reference).

(d)(25)	Qualified Performance-Based Compensation Plan (filed as Exhibit A to the Company’s definitive proxy materials for the Company’s 2008 Annual Meeting of Shareholders and incorporated herein by reference).

(d)(26)	Employee Stock Purchase Plan (filed as Appendix A to Webster’s Definitive Proxy Statement filed with the SEC on March 23, 2000 and incorporated herein by reference).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2009

Webster Financial Corporation

By:	/s/ Douglas O. Hart
Douglas O. Hart
Executive Vice President and Chief Accounting Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
(a)(1)(A)*	Offer to Exchange, dated May 28, 2009, and related Letter of Transmittal.

(a)(1)(B)*	Press Release, dated May 28, 2009.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Underwriting Agreement dated June 5, 2008, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the several underwriters (filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K on June 11, 2008).

(d)(2)	Certificate of Designations establishing the rights of the Company’s Series A Preferred Stock being registered pursuant to the Company’s registration statement on Form S-3 (333-114091) (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K on June 11, 2008).

(d)(3)	Specimen certificate evidencing shares of the Company’s Series A Preferred Stock being registered pursuant to the Company’s registration statement on Form S-3 (333-114091) (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K on June 11, 2008).

(d)(4)	Certificate of Designations establishing the rights of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 24, 2008 and incorporated herein by reference).

(d)(5)	Specimen common stock certificate (filed as Exhibit 4.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 10, 2006 and incorporated herein by reference).

(d)(6)	Form of specimen stock certificate for the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 24, 2008 and incorporated herein by reference).

(d)(7)	Junior Subordinated Indenture, dated as of January 29, 1997, between the Company and The Bank of New York, as trustee, relating to the Company’s Junior Subordinated Deferrable Interest Debentures (filed as Exhibit 10.41 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and incorporated herein by reference).

(d)(8)	Senior Indenture, dated as of April 12, 2004, between the Company and The Bank of New York, as trustee, (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2004, and incorporated herein by reference).

(d)(9)	Supplemental Indenture, dated as of April 12, 2004, between the Company and The Bank of New York, as trustee, relating to the Company’s 5.125% Senior Notes due April 15, 2014 (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2004, and incorporated herein by reference).

(d)(10)	Junior Subordinated Indenture, dated as of June 20, 2007, between the Company and The Bank of New York, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2007 and incorporated herein by reference).

(d)(11)	First Supplemental Indenture, dated as of June 20, 2007, between the Company and The Bank of New York, as Trustee (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2007 and incorporated herein by reference).

(d)(12)	Amended and Restated Trust Agreement, dated as of June 20, 2007, by and among the Company, The Bank of New York, as Property Trustee, The Bank of New York (Delaware Trustee and the Administrative Trustees named therein (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2007 and incorporated herein by reference).

(d)(13)	Guarantee Agreement, dated as of June 20, 2007, between the Company and The Bank of New York, as Guarantee Trustee (filed as Exhibit 4.6 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2007 and incorporated herein by reference).

(d)(14)	Replacement Capital Covenant, dated as of June 20, 2007 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2007 and incorporated herein by reference).

(d)(15)	Warrant to purchase shares of Company common stock (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 24, 2008 and incorporated herein by reference).

(d)(16)	Mechanics Savings Bank 1996 Officer Stock Plan (filed as Exhibit 10.1 of MECH Financial, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference).

(d)(17)	Amendment No. 1 to Mechanics Savings Bank 1996 Officer Stock Option Plan (filed as Exhibit 4.1 (b) of MECH Financial Inc.’s Registration Statement on Form S-8 as filed with the SEC on April 2, 1998 and incorporated herein by reference).

(d)(18)	Mechanics Savings Bank 1996 Director Stock Option Plan (filed as Exhibit 10.2 of MECH Financial, Inc.’s Annual Report on Form 10-K filed with the SEC on March 30, 1998 and incorporated herein by reference).

(d)(19)	Amendment No. 1 to Mechanics Savings Bank 1996 Director Stock Option Plan (filed as Exhibit 4.2 (b) of MECH Financial, Inc.’s Registration Statement on Form S-8 as filed with the SEC on April 2, 1998 and incorporated herein by reference).

(d)(20)	New England Community Bancorp, Inc., 1997 Non-Officer’s Directors’ Stock Option Plan (filed as Exhibit 4.1 of New England Community Bancorp, Inc.’s Registration Statement on Form S-8 as filed with the SEC on October 6, 1998 and incorporated herein by reference).

(d)(21)	Amended and Restated 1992 Stock Option Plan (filed as Annex A to the Company’s definitive proxy materials for the Company’s 2007 Annual Meeting of Shareholders and incorporated herein by reference).

(d)(22)	Amended and Restated Deferred Compensation Plan for Directors and Officers of Webster Bank effective January 1, 2005 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 31, 2007 and incorporated herein by reference).

(d)(23)	2001 Directors Retainer Fees Plan (filed as Exhibit A to the Company’s Definitive Proxy Statement filed with the SEC on March 21, 2001 and incorporated herein by reference).

(d)(24)	Supplemental Retirement Plan for Employees of Webster Bank, as amended and restated effective January 1, 2005 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on December 21, 2007 and incorporated herein by reference).

(d)(25)	Qualified Performance-Based Compensation Plan (filed as Exhibit A to the Company’s definitive proxy materials for the Company’s 2008 Annual Meeting of Shareholders and incorporated herein by reference).

(d)(26)	Employee Stock Purchase Plan (filed as Appendix A to Webster’s Definitive Proxy Statement filed with the SEC on March 23, 2000 and incorporated herein by reference).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.